

Ostomy care
Urology & Continence care
Wound & Skin care

Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

4 October 2010
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 4911 1111
www.coloplast.com
CVR-nr. 69749917



Gunilla Jensen

Investor Relations

Dir. tel. +45 4911 1800
Mob. +45 4911 3621
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed announcement No. 9/2010.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Investor Relations

Encl.

Coloplast

Ostomy Care
Urology & Continence Care
Wound & Skin Care

Announcement No. 9/2010
4 October 2010

2009/10 Annual Report and Annual General Meeting

For your information, the Annual General Meeting of Coloplast A/S will be held on Wednesday, 1 December 2010 at 15:30 at the company's Aage Louis-Hansen conference facilities in Humlebæk at the 3, Holtedam address.

Notice of submission of agenda points for the Annual General Meeting is Wednesday, 20 October 2010.

As indicated earlier, the financial statement of Coloplast A/S for the full financial year 2009/10 will be released on Wednesday, 3 November 2010. At the same time the electronic version of the Annual Report will be available at the company's website www.coloplast.com.

Invitation convening the General Meeting will be sent to the shareholders on Tuesday, 16 November 2010. The printed version of the Annual Report will also be available on this date.

Lars Rasmussen
President, CEO

Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Denmark

Investor Relations
Tel. +45 4911 1301
Fax +45 4911 1555
www.coloplast.com

CVR No.
69749917

For further information, please contact

Investors and analysts

Lene Skole
Executive Vice President, CFO
Tel. +45 4911 1700

Ian S.E. Christensen
Director of Investor Relations
Tel. +45 4911 1800/+45 4911 1301
Email: dkisec@coloplast.com

Press and the media

Ulla Lundhus
Media Relations Manager
Tel. +45 4911 1929
Email: dkul@coloplast.com

This announcement is available in a Danish and an English-language version.
In the event of discrepancies, the Danish version shall prevail.

Coloplast develops products and services that make life easier for people with very personal and private medical conditions. Working closely with the people who use our products, we create solutions that are sensitive to their special needs. We call this intimate healthcare.

Our business includes Ostomy Care, Urology and Continence Care and Wound and Skin Care. We operate globally and employ more than 7,000 people.